

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 16, 2015

<u>Via Email</u>
Frank J. Fertitta III
Chief Executive Officer
Station Casinos Corp.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135

> **Re: Station Casinos Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2015**
> **File No. 333-207397**

Dear Mr. Fertitta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

<u>General</u>

1.   We note your response to our prior comment 4. It appears that the capital structure modification contemplated by the Third Amended and Restated Limited Liability Company Agreement of Station Holdco where existing owners of Station Holdco will receive LLC Units for their Common Units may amount to an offer of a new security. Please tell us if there is an exemption from registration that Station Holdco plans to rely on.

<u>Our Structure, page 8</u>

2.   Please revise your disclosure to clearly explain the reorganization transactions and the order in which the transactions will occur in relation to the offering. For example, it

appears that you will issue Class B Common Stock to existing owners for nominal consideration for each LLC Unit of Station Holdco held by such existing owner prior to consummation of the offering. It also appears that the primary purpose of the third amended and restated limited liability company agreement is to provide that you will be the sole managing member of Station Holdco. However, your disclosure on page 8 provides that you will modify Station Holdco's capital structure by converting the different classes of interests currently held by its existing owners into one class of limited liability company interests.

3. We note your disclosure on the prospectus cover page that, "following this Offering, we will have two classes of authorized common stock. Shares of Class A Common Stock will have one vote per share. Shares of Class B Common Stock held by certain existing owners will have ten votes per share. All other shares of Class B Common Stock will have one vote per share." Please confirm, if true, that the Class B Common Stock that will be exchanged for Class A Common Stock are the Class B Common Stock with ten votes per share. If so, please revise your disclosure to discuss the impact, if any, the exchange will have on the control the existing owners will have on Station Corp. when such shares have been canceled.

4. We note your response to our prior comment 6 where you state that "the warrants will not be amended to allow for the issuance of Class A Common Stock upon exercise, and the Company has revised its disclosure accordingly." Please refer to footnote 2 on page 11. Please revise the second paragraph to reflect that the warrants will not be exercised for Class A Common Stock.

5. Please revise the organizational chart to provide a footnote that quantifies the amount of existing owners that own Class B shares with ten votes per share and one vote per share separately.

6. We note your disclosure on page 8 that "Station Corp., Station Holdco and the existing owners are expected to enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners will have the right to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Station Corp.'s Class A Common Stock on a one-for-one basis or, at our election, for cash." Please revise to clarify what you mean by "on a one-for-one basis." For example, if true, please clarify it is one LLC Unit and one Class B Common Stock for one Class A Common Stock.

Nevada gaming laws and regulations…, page 41

7. We note your response to prior comment 18. Please revise your disclosure to specify that one of your significant stockholders, GACC, an affiliate of Deutsche Bank, is currently being reviewed under the specified standards or tell us why you believe it is not material.

Dividend Policy, page 52

8.   We note your response to comment 10. Please clarify, if true, that the company believes that their pro forma net income will exceed the estimated dividend once disclosed. We may have further comment once the estimated dividend has been determined.

9.   Notwithstanding the above, the response appears to only address part of our comment. As previously requested, please tell us why you believe that your historical statements of operations and cash flow data provide investors a reasonable basis to evaluate your ability to cover the estimated dividend.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

10.   We note your response to our comment 12. In your amended filing, please include adjustments and corresponding footnote disclosure that show how equity will be impacted upon consummation of the Fertitta Entertainment Acquisition. Additionally, we note your disclosure on page 155 that indicates $405 million in net proceeds will be payable to equity holders related to the acquisition. Please tell us how this amount reconciles to the $460 million in offering proceeds to be used for the acquisition disclosed elsewhere in the filing.

Principal and Selling Stockholders, page 159

11.   We note your revised disclosure in response to prior comment 22. Please tell us why the second table on page 160 refers to LLC Units which are securities of Station Holdco.

Registration Rights, page 170

12.   We note that you intend to grant registration rights to the existing owners subject to the lock-up agreements and that those lock-up periods appear to be for less than one year since. Please tell us how you can register the issuance of this Class A Common Stock without integration into this offering.

Item 15. Recent Sales of Unregistered Securities, page II-3

13.   Please revise to provide the disclosure required by Item 701 of Regulation S-K for the Class A Common Stock of Station Corp. issued to existing members of Station Holdco LLC.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

Cc: Deborah J. Conrad, Esq.
       Milbank, Tweed, Hadley & McCloy LLP